FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____   No  ☒
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	A press release on the results for the first three quarters of 2007 of Huaneng Power International, Inc. (the “Registrant”) and the financial statements attached thereto;

2.	An announcement on the third quarterly report of 2007 of the Registrant;

3.	An announcement on connected transaction of the Registrant; and

4.	An announcement on the resolutions passed at the thirteenth meeting of the fifth session of the board of the Registrant;

Each made by the Registrant in English on October 23, 2007.

DOCUMENT 1

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces Results for the First Three Quarters of 2007

Equity Net Profit Increases by 25.03% to RMB4.465 Billion

(Beijing, China, October 23, 2007)  Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its unaudited results for the nine months ended September 30, 2007.

Under the PRC Accounting Standards, for the first three quarters of 2007, the Company realized consolidated operating revenues of RMB35.928 billion, representing an increase of 13.80% over the same period last year.  Equity net profit attributable to shareholders of the Company amounted to RMB4.465 billion, representing an increase of 25.03% over the same period last year. The Board is pleased with the production operation in the first three quarters of the Company.

For the first three quarters of 2007, the statutory financial statements of the Company are compiled in accordance with the newly-issued “Accounting Standards for Enterprises”. In accordance with the relevant regulations of the China Securities Regulatory Commission, adjustments were also made to the income statement of the corresponding period last year and the balance sheet as at the beginning of the reporting period with reference to the new accounting standards. In addition, Sichuan Hydropower is no longer included in the scope of consolidation of the Company’s financial statements starting from 2007.

Regarding power output, owing to continued growth in social power demand, the Company’s new generating units have obtained a market share. When compared to the same period of last year (excluding Sichuan Hydropwoer), the Company’s total power generation on a consolidated basis amounted to 124.521 billion kWh, an increase of 11.24% over the same period last year; as for power tariffs, the Company's average settled power tariff increased by RMB20.81/MWh to RMB357.92/MWh, primarily a tailing-off effect of the Coal-Electricity Price Linkage Mechanism implemented last year. The unit fuel cost for power sold of the Company increased by 9.24% compared to the same period last year as a result of the increase in coal prices. The Company faced relatively substantial operating pressure in terms of  fuel cost control.

/2

HUANENG POWER INTERNATIONAL, INC.
Announces Results for the First Three Quarters of 2007…/P.2

Huaneng Power International, Inc. develops, constructs, operates and manages large-scale power plants in China nationwide, with a total generation capacity of 29,387MW on an equity basis and a total controlling generation capacity of 33,424MW. The Company wholly owns seventeen operating power plants, and has controlling interests in twelve operating power companies and minority interests in five operating power companies. Currently, it is one of the largest listed power producers in China.

Encl:	The unaudited summary financial information of the Company for the nine months ended September 30, 2007.

The summary financial information is published under the listing regulations of the China Securities Regulatory Commission.  The summary financial information was prepared in accordance with “Accounting Standards for Business Enterprises” of the People’s Republic of China (“PRC GAAP”), which differs from the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”).  No reconciliation with IFRS or US GAAP has been made in the presentation of the summary financial information.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Ms. Patricia Tse / Ms. Christy Lai
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel: (852) 2520 2201
Fax: (8610) 6649 1860	Fax: (852) 2520 2241
Email: zqb@hpi.com.cn

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP)
AS AT 30TH SEPTEMBER, 2007

Amounts: In Rmb Yuan
	30th September 2007	31st December 2006	30th September 2007	31st December 2006
ASSETS	Consolidated	Consolidated	The Company	The Company
		(Restated)		(Restated)
CURRENT ASSETS
Cash	4,313,680,209	3,411,054,724	2,698,246,212	1,623,357,667
Financial assets at fair value through profit and loss	-	100,179,545	-	100,179,545
Notes receivable	1,532,902,043	1,133,980,632	467,090,894	358,225,876
Accounts receivable	5,059,878,936	6,181,701,887	2,958,294,223	3,757,011,387
Advances to suppliers	299,599,225	394,261,228	155,066,071	195,668,083
Interest receivable	1,879,384	1,552,631	1,879,384	1,552,631
Dividend receivable	-	12,842	24,000,000	-
Other receivables	403,089,722	206,037,788	439,089,267	226,431,421
Inventories	2,723,481,305	2,133,534,601	1,648,143,342	1,246,903,789
Other current assets	29,690,114	2,200,341	6,716,441	137,319
Total current assets	14,364,200,938	13,564,516,219	8,398,525,834	7,509,467,718

NON-CURRENT ASSETS
Available-for-sale financial assets	3,317,369,580	1,458,758,700	3,317,369,580	1,458,758,700
Long-term equity investments	6,701,006,481	5,177,040,904	14,511,083,566	14,680,259,555
Fixed assets	66,717,426,955	75,096,255,786	35,555,504,640	35,644,252,152
Construction-in-progress	13,007,017,599	8,627,649,714	10,048,227,144	5,002,103,726
Construction materials	3,772,960,021	3,738,068,794	3,158,127,009	2,814,290,927
Intangible assets	2,139,961,432	1,848,960,731	1,459,446,206	1,271,731,865
Goodwill	140,442,016	144,341,787	1,528,308	1,528,308
Long-term deferred expenses	17,825,701	43,958,341	1,966,345	2,969,283
Deferred income tax assets	123,292,252	173,464,942	60,887,500	58,267,494
Other non-current assets	-	68,943,706	-	-
Total non-current assets	95,937,302,037	96,377,443,405	68,114,140,298	60,934,162,010
TOTAL ASSETS	110,301,502,975	109,941,959,624	76,512,666,132	68,443,629,728

1

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED BALANCE SHEETS (PRC GAAP) (CONTINUED)
AS AT 30TH SEPTEMBER, 2007

Amounts: In Rmb Yuan
	30th September 2007	31st December 2006	30th September 2007	31st December 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company
		(Restated)		(Restated)
CURRENT LIABILITIES
Short-term loans	11,846,063,040	8,161,909,780	5,030,000,000	3,422,750,000
Notes payable	803,876,500	751,507,699	771,816,000	542,494,600
Accounts payable	1,757,575,567	1,276,992,234	1,024,638,466	765,329,899
Salary and welfare payables	424,586,712	584,043,125	296,821,944	372,238,817
Taxes payables	555,667,759	1,191,782,771	323,701,935	666,037,521
Interest payables	152,250,855	195,642,558	84,360,860	119,863,967
Dividends payable	28,150,000	-	-	-
Other payables	5,046,324,716	4,912,104,399	3,240,467,952	2,078,292,827
Current portion of non-current liabilities	2,696,107,766	3,331,954,868	1,092,540,319	1,085,447,233
Provisions	-	4,416,482	-	-
Other current liabilities	5,290,110,229	5,233,590,022	5,174,584,922	5,177,272,288
Total current liabilities	28,600,713,144	25,643,943,938	17,038,932,398	14,229,727,152

NON-CURRENT LIABILITIES
Long-term loans	31,778,202,667	35,098,618,746	14,265,673,989	11,182,454,295
Specific payables	403,449,142	203,480,035	335,069,142	157,600,035
Deferred income tax liabilities	541,794,662	378,585,382	538,159,266	347,024,298
Other non-current liabilities	223,810,798	37,847,158	223,810,798	-
Total non-current liabilities	32,947,257,269	35,718,531,321	15,362,713,195	11,687,078,628
TOTAL LIABILITIES	61,547,970,413	61,362,475,259	32,401,645,593	25,916,805,780

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	10,901,477,414	9,929,681,615	10,914,724,380	9,929,681,615
Surplus reserves	5,480,295,342	5,470,468,342	5,480,295,342	5,470,468,342
Undistributed profits	16,113,754,020	15,024,443,205	15,660,617,377	15,071,290,551
Capital and reserves attributable to shareholders of the Company	44,550,910,216	42,479,976,602	44,111,020,539	42,526,823,948
Minority interests	4,202,622,346	6,099,507,763	-	-
Total shareholders’ equity	48,753,532,562	48,579,484,365	44,111,020,539	42,526,823,948
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	110,301,502,975	109,941,959,624	76,512,666,132	68,443,629,728

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:

Li Xiaopeng	Zhou Hui	Huang Lixin

2

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30TH SEPTEMBER, 2007
Amounts: In Rmb Yuan
		For the third quarter ended 30th September, 2007	For the third quarter ended 30th September, 2006	For the third quarter ended 30th September, 2007	For the third quarter ended 30th September, 2006
		Consolidated	Consolidated	The Company	The Company
			(Restated)		(Restated)
1. Revenue from operations		12,728,078,936	11,653,200,371	8,374,489,768	7,222,928,650
Less:	Cost of operations	(10,311,381,986)	(8,854,494,049)	(6,697,913,884)	(5,689,504,506)
	Tax and levies on operations	(35,759,838)	(43,187,790)	(4,537,854)	(1,511,535)
	General and administrative expenses	(373,305,232)	(352,141,511)	(262,257,187)	(257,464,473)
	Financial expenses, net	(520,011,319)	(422,317,864)	(157,651,780)	(133,113,523)
	Assets impairment loss	1,399,332	977,176	1,218,162	1,321,418
Add:	Gain or (loss) from changes in fair value	-	(6,739,107)	-	(6,739,107)
	Investment income	282,110,148	146,708,553	281,745,323	515,294,723
	including：investment income from associates	282,101,790	151,962,195	281,736,966	151,357,194
2. Operating profit		1,771,130,041	2,122,005,779	1,535,092,548	1,651,211,647
Add:	Non-operating income	6,454,548	2,754,046	3,496,377	29,885,312
Less:	Non-operating expenses	(4,273,396)	(9,301,081)	(2,850,803)	(3,487,426)
	including：loss from disposals of non-current assets	(582,828)	(176,498)	(98,935)	(176,499)
3. Profit before taxation		1,773,311,193	2,115,458,744	1,535,738,122	1,677,609,533
Less:	Income tax	(194,151,436)	(406,700,412)	(121,090,136)	(178,600,687)
4. Net profit		1,579,159,757	1,708,758,332	1,414,647,986	1,499,008,846
Attributable to:
Shareholders of the Company		1,528,229,139	1,471,094,205	1,414,647,986	1,499,008,846
Minority interests		50,930,618	237,664,127	-	-
5. Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic		0.13	0.12
Diluted		0.13	0.12

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:

Li Xiaopeng	Zhou Hui	Huang Lixin

3

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED PROFIT AND LOSS ACCOUNTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30TH SEPTEMBER, 2007

Amounts: In Rmb Yuan

		For the nine months ended 30th September, 2007	For the nine months ended 30th September, 2006	For the nine months ended 30th September, 2007	For the nine months ended 30th September, 2006
		Consolidated	Consolidated	The Company	The Company
			(Restated)		(Restated)
1. Revenue from operations		35,927,871,120	31,570,910,515	23,186,795,919	19,973,532,047
Less:	Cost of operations	(29,014,643,335)	(24,522,476,260)	(18,816,673,790)	(16,146,763,401)
	Tax and levies on operations	(105,654,652)	(110,511,976)	(10,889,146)	(4,249,671)
	General and administrative expenses	(1,140,810,818)	(996,198,013)	(821,686,539)	(727,303,199)
	Financial expenses, net	(1,360,738,158)	(1,253,939,544)	(387,223,437)	(401,320,295)
	Assets impairment loss	(5,283,007)	(8,296,102)	(7,094,457)	(44,406,136)
Add:	Gain or (loss) from changes in fair value	(100,179,545)	30,947,484	(100,179,545)	30,947,484
	Investment income	1,344,649,072	448,036,549	1,343,080,434	1,334,570,019
	including：investment income from associates	589,822,547	435,856,303	588,288,369	434,708,532
2. Operating profit		5,545,210,677	5,158,472,653	4,386,129,439	4,015,006,848
Add:	Non-operating income	20,360,278	16,393,993	12,001,178	40,347,510
Less:	Non-operating expenses	(19,670,227)	(16,551,008)	(19,911,930)	(8,407,241)
	including：loss from disposals of non-current assets	(15,409,669)	(903,065)	(14,354,789)	(672,808)
3. Profit before taxation		5,545,900,728	5,158,315,638	4,378,218,687	4,046,947,117
Less:	Income tax	(832,518,894)	(937,409,199)	(413,384,500)	(439,915,480)
4. Net profit		4,713,381,834	4,220,906,439	3,964,834,187	3,607,031,637
Attributable to:
Shareholders of the Company		4,464,818,177	3,570,900,284	3,964,834,187	3,607,031,637
Minority interests		248,563,657	650,006,155	-	-
5. Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic		0.37	0.30
Diluted		0.37	0.30

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:

Li Xiaopeng	Zhou Hui	Huang Lixin

4

DOCUMENT 2

(a Sino-foreign joint stock limited company incorporated in the People´s Republic of China)
(Stock code : 902)
Third Quarterly Report of 2007
Overseas Regulatory Announcement

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.           IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Li Xiaopeng (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2007.

1.4	This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.           COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP)
(unaudited)
		(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	110,301,502,975.00	109,941,959,624.00	0.33
Shareholders’ equity (excluding minority interest)	44,550,910,216.00	42,479,976,602.00	4.88
Net assets per share	3.70	3.52	5.11

	From the beginning of the year to the end of current reporting period (January - September)	Variance from corresponding period of last year (%)

Net cash inflow from operating activities	9,194,933,798.00	-14.64
Net cash inflow from operating activities per share	0.76	-14.61

	Current reporting period (July - September)	From the beginning of the year to the end of current reporting period (January - September)	Variance from corresponding period of last year (%)

Net profit	1,528,229,139.00	4,464,818,177.00	25.03
Basic earnings per share	0.13	0.37	23.33
Basic earnings per share after deducting non-recurring items	—	0.33	—
Diluted earnings per share	0.13	0.37	23.33
Return on net assets (%)	3.43	10.02	Increased by 1.04%
Return on net assets after deducting non-recurring items (%)	3.43	9.02	Increased by 0.06%

Non-recurring items	Total amount from the beginning of the period to the end of current reporting period (January - September)

Gains from disposal of non-current assets	513,973,514
Government grant recorded in profit and loss account	8,460,032
Gain on provision not related to principal operations of the Company	2,225,283
Other net non-operating gains excluding the items above	3,397,495
Tax impact on non-recurring items	-77,960,950
Non-recurring items attributable to minority interests	-2,908,490

Total	447,186,884

Note 1:	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

Note 2:	Non-recurring gains are presented in positive figures in the table above.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period
Total number of shareholders as at the end of the reporting period: 82,047
Ten largest holders of shares in circulation without any selling restrictions
Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Provincial Construction Investment Company	602,769,172	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	405,300,000	A shares
Fujian Investment Enterprise Holdings Company	338,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company	301,500,000	A shares
Horizon Asset Management, Inc.	270,066,240	H shares
Nantong Investment Management Limited Company	90,500,000	A shares
Kinetics Asset Management, Inc.	86,788,080	H shares
Newgate Capital Management LLC	59,129,640	H shares
Renaissance Technologies Corp.	36,368,000	H shares

3	Significant Events

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☒  Applicable                            ☐  Not Applicable

(1)	The construction projects of the Company progressed as planned. Therefore there was a relatively large movement in construction-in-progress on the balance sheet.

(2)
The Company received VAT refunds on purchases of domestic-made equipment and environmental protection refunds; thus there was a relatively large increase in other Non-current liabilities and specific payables on the balance sheet.

(3)
As the Company exercised the stock warrants of China Yangtze Power Co., Ltd (“Yangtze Power”) and the share price of Yangtze Power increased, there was a relatively large increase in available-for-sale financial assets on the balance sheet.

(4)
The Company sold a portion of the shares of Yangtze Power and exercised the stock warrants of this investee during the period. These resulted in relatively large fluctuations in the gain or loss from changes in fair value and the investment income accounts in the profit and loss account.

3.2	The progress of significant events and their impact as well as the analysis and explanations for the solutions

☐ Applicable                            ☒  Not Applicable

3.3           Status of performance of undertakings given by the Company, shareholders and de facto controller
☒  Applicable                            ☐  Not Applicable

Status of performance of undertakings

The following set out the details and the performance status of the specific undertakings given by the original holders of non-circulating shares during the share reform process:

Name of shareholder	Specific undertaking(s) given	Status of implementation of the specific undertaking(s)

China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”)	The original non-circulating shares in the Company held by Huaneng Group and HIPDC are not allowed to be traded on the market within 60 months starting from 19 April 2006.
The consideration price was settled on 19 April 2006 and China Securities Registration Clearing Limited Liability Company Shanghai Sub- Branch has been appointed to impose selling restrictions against those shares of the Company that are subject to the lock-up.

Hebei Provincial Construction Investment Company
The original non-circulating shares in the Company held by Hebei Provincial Construction Investment Company are not allowed to be traded on the market or transferred within 12 months starting from 19 April, 2006. Upon expiry of the aforementioned lock-up period, Hebei Provincial Construction Investment Company can sell its original non-circulating shares on the market through security exchange. The shares to be sold within a period of 12 months shall not exceed 5% of the total issued shares of the Company, and within a period of 24 months, the shares to be sold shall not exceed 10% of the total issued shares of the Company.

The consideration price was settled on 19 April 2006 and China Securities Registration Clearing Limited Liability Company Shanghai Sub- Branch has been appointed to impose selling restrictions against those shares of the Company that are subject to the lock-up. As at 19 April 2007, circulating listed shares (with selling restrictions) held by Hebei Provincial Construction Investment Company were 602,769,172 shares while the remaining circulating shares (with selling restrictions) were 230,828 shares.

Minxin Group Limited	All the original non-circulating shares in the Company are not allowed to be traded on the market or transferred within 12 months starting from 19th April 2006.	The undertaking has been performed. Please see Note 1 for details relating to the listing status of the circulating shares (with selling restrictions) held by Minxin Group Limited.

Note 1
According to the Revised Explanatory Statement on the Share Reform of Huaneng Power International, Inc. published by the Company on 16 March 2006, Huaneng Group entered into a share transfer agreement with the holders of the non-circulating shares of the Company (other than HIPDC). Pursuant to which, Huaneng Group acquired part of the shares of the Company from the holders of the non-circulating shares of the Company (other than HIPDC) before the implementation of the settlement of the consideration for the share reform while after the completion of the said share transfer, Huaneng Group took the lead to make and execute the consideration settlement arrangement that the holders of the non-circulating shares (other than HIPDC) of the Company were obliged to do under the share reform to the holders of the circulating A shares of the Company.  The aggregate of 223,233,333 shares that should be transferred by Fujian Investment Enterprise Holdings Limited (“Fujian Investment”) and Minxin Group Limited (“Minxin Group”) were then all made by Fujian Investment to the Company. On 28 March 2007, Minxin Group appointed the Company to apply on its behalf the listing of 108,000,000 circulating shares (which are subject selling restrictions) of the Company. However, at the request of Fujian Investment, since Minxin Group is negotiating with Fujian Investment in respect of the performance of the obligations of Minxin Group by Fujian Investment under the share reform, those 108,000,000 circulating shares (which are subject to selling restrictions) held by Minxin Group will not be listed before such matters have been settled. After Fujian Investment and Minxin Group reach agreement on such matters, the application for the listing of the aforesaid 108,000,000 circulating shares (which are subject to selling restrictions) of the Company could then be made.  The Company will further make announcement in respect of the listing of such circulating shares (which are subject to selling restrictions) of the Company.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

 ☐ Applicable                            ☒  Not Applicable

3.5           Other significant matters that need to be disclose

3.5.1           Company’s shareholding in other listed companies

☒  Applicable                            ☐  Not Applicable

No.	Stock code	Abbreviation	Shareholding	Percentage| of total shares of the subject company	Initial investment amount (RMB)	Accounting treatment
1	600900	China Yangtze Power Co., Ltd.	171,706,500	1.82	541,668,851.98	Available-for-sales financial assets

Total			—	—	541,668,851.98

3.5.2	Company’s shareholdings in non-listed financial institutions and proposed listed companies

☒  Applicable                            ☐  Not Applicable

Name of subject Company	Initial investment amount (RMB)	Number of Shares	Percentage of total interests in the subject company (%)	Book value at the end of the Period (RMB)
China Huaneng Finance Corporation Ltd.	288,000,000		20	444,097,499.95
Shenzhen Energy Group Co., Ltd.	2,390,000,000		25	3,190,673,590.33
Sub-total	2,678,000,000		—	3,634,771,090.28

For details of the unaudited balance sheet (PRC GAAP) as at 30 September 2007, unaudited profit and loss account (PRC GAAP) for the nine months ended 30 September 2007 and the unaudited cash flow statement (PRC GAAP) for the nine months ended 30 September 2007, please visit the Shanghai Stock Exchange’s website: www.sse.com.cn.

By Order of the Board Huaneng Power International, Inc. Li Xiaopeng Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Executive Director)	Qian Zhongwei (Independent Non-executive Director)
Huang Yongda (Non-executive Director)	Xia Donglin (Independent Non-executive Director)
Na Xizhi (Executive Director)	Liu Jipeng (Independent Non-executive Director)
Huang Long (Non executive Director)	Wu Yusheng (Independent Non-executive Director)
Wu Dawei (Non-executive Director)	Yu Ning (Independent Non-executive Director)
Shan Qunying (Non-executive Director)
Ding Shida (Non-executive Director)
Xu Zujian (Non-executive Director)
Liu Shuyuan (Non-executive Director)

Beijing, the PRC 23 October 2007

DOCUMENT 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
•  On 29 August 2007, the shareholders of Huaneng Finance resolved to adopt the Capital Increase Scheme, pursuant to which (i) part of the capital reserves of Huaneng Finance would be converted into the share capital of Huaneng Finance by alloting such newly increased share capital to Huaneng Finance’s shareholders on a pro rata basis; and (ii) the shareholders of Huaneng Finance would also subscribe for additional newly increased share capital of Huaneng Finance proportionate to their existing shareholdings in Huaneng Finance.

•  On 23 October 2007, the Company entered into the Capital Increase Agreement with Huaneng Finance, pursuant to which the Company agreed, in accordance with its shareholding in Huaneng Finance, to subscribe for its own part of the newly increased share capital of Huaneng Finance for an amount up to RMB134 million. As the shareholders of Huaneng Finance would subscribe for the newly increased share capital of Huaneng Finance proportionate to their respective shareholdings, the equity interest held by the Company in Huaneng Finance will remain unchanged, representing 20% of the equity interests in Huaneng Finance following the completion of the Capital Increase. The subscription consideration will be funded by the Company’s internal cash surplus and the subscription price was determined on arm’s length terms.

•  Huaneng Group holds a 51.98% direct equity interests in HIPDC while HIPDC directly holds 42.03% of the total issued shares of the Company. Huaneng Group currently holds a 51% direct equity interests in Huaneng Finance while 29% of the total equity interests in Huaneng Finance are held by Huaneng Group Associates. As such, the Transaction constitutes a connected transaction of the Company.

•  Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Transaction are all less than 2.5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

Background

The Company develops, constructs, operates and manages large scale power plants throughout China. It is one of the largest listed power producers in China which owns a total generation capacity of 29,387 MW on an equity basis.

The relationships among the Company, Huaneng Group, HIPDC and Huaneng Finance are as follows:

*
Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 50% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 10% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

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Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds 8.75% of the total issued share capital of the Company. As at the date of this announcement, HIPDC held approximately 42.03% of the total issued share capital of the Company.

As at the date hereof, each of Huaneng Group and the Company holds 51% and 20% direct equity interests in Huaneng Finance, respectively. The remaining 29% equity interests in Huaneng Finance are held by Huaneng Group Associates.

According to the Hong Kong Listing Rules, Huaneng Finance is a connected person to the Company, thus the Transaction constituting a connected transaction of the Company.

CAPITAL INCREASE AGREEMENT

On 29 August 2007, the shareholders of Huaneng Finance resolved to adopt the Capital Increase Scheme, the implementation of which depends on the conclusion and signing of the relevant legal documentations and the approvals by the relevant PRC governmental authorities. Pursuant to the Capital Increase Scheme, (i) Huaneng Finance would convert part of its capital reserves into share capital and allot such new equity interests to its shareholders on pro-rata basis; and (ii) the shareholders of Huaneng Finance would subscribe for additional newly increased share capital of Huaneng Finance in cash proportionate to their shareholdings in Huaneng Finance. Details are set out below:

Shareholders of Huaneng Finance	Shareholding before completionof the Capital Increase	Capital contribution before the Capital Increase (RMB)	Capital contribution as per Capital Increase			Grand total of capital contribution (RMB)	Shareholding after completion of the Capital Increase (RMB)
			Converted from capital reserves (RMB)	Made by shareholders in cash (RMB)	Total (RMB)
Huaneng Group	51%	612,000,000	66,300,000	341,700,000	408,000,000	1,020,000,000	51%
The Company	20%	240,000,000	26,000,000	134,000,000	160,000,000	400,000,000	20%
Huaneng Group Associates	29%	348,000,000	37,700,000	194,300,000	232,000,000	580,000,000	29%

Total	100%	1,200,000,000	130,000,000	670,000,000	800,000,000	2,000,000,000	100%

To implement the Capital Increase Scheme, the Company entered into the Capital Increase Agreement with Huaneng Finance.

Date:	23 October 2007

Parties:	(1) Huaneng Finance; and

(2) the Company

Interests to be subscribed:
The Company currently holds 20% of the registered capital of Huaneng Finance. As the Capital Increase is to be conducted on a pro-rata basis in accordance with the existing shareholdings of Huaneng Finance, the Company’s interests in Huaneng Finance will remain unchanged following the completion of the Capital Increase.

Subscription amount:
The Company will subscribe for an amount of up to RMB134 million of newly increased registered capital of Huaneng Finance so as to maintain its existing 20% equity interests in Huaneng Finance after the completion of the Capital Increase. The Company will pay the subscription money in cash upon Closing and the consideration will be funded by the Company’s internal cash surplus.

2

Conditions Precedent:
(1)   All necessary approvals by, consents from and filing with the PRC government or its authorized agencies in respect of the Capital Increase have been obtained, except those legal procedures that could only be completed after the completion of the Capital Increase in accordance with the applicable PRC laws.

(2) The representations and warranties made by the parties in the Capital Increase Agreement are true and accurate as at the payment date of the subscription money.

Payment and time for Closing:	The Company shall pay up the increased capital it subscribed to Huaneng Finance by way of cash within five business days after the above conditions have been satisfied or waived.

INFORMATION REGARDING HUANENG FINANCE

Huaneng Finance was incorporated in October 1987. As at the date of this announcement, Huaneng Finance’s registered capital is RMB1,200 million. The principal business of Huaneng Finance includes deposit-taking, handling loans, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Under the PRC laws, the participation in and operation of such business is subject to approval by the China Banking Regulatory Commission.

The following sets out certain financial information of Huaneng Finance as at 31 December 2005 (audited), 31 December 2006 (audited) and 30 June 2007 (unaudited) and for the year/period then ended, prepared in accordance with PRC Accounting Standards:

	As at 31 December 2005 (RMB) (audited)	As at 31 December 2006 (RMB) (audited)	As at 31 December 2007 (RMB) (unaudited)

Revenue from principal business	449,843,536	610,052,594	502,804,165
Operating profit	154,622,276	220,592,478	258,030,024
Net profit before taxation	251,630,827	250,725,236	281,289,324
Net profit	182,228,135	185,157,244	199,272,776
Total assets	11,827,349,250	15,445,641,824	15,211,986,632
Net assets	1,533,170,650	1,718,421,881	1,800,094,657

Currently and after Closing, Huaneng Finance is an associated company of the Company and equity accounting method will be applied for accounting treatment at consolidation level.

Pursuant to the relevant PRC laws and the articles of association of Huaneng Finance, the disposal or sale of Shares in Huaneng Finance by its shareholders is subject to the obtaining of approvals by its shareholders at a general meeting and by the China Banking Regulatory Commission.

REASONS FOR ENTERING INTO THE TRANSACTION

The implementation of the Capital Increase Scheme helps to provide additional working capital for Huaneng Finance to expand its business and to enhance Huaneng Finance’s competitiveness.

For the year ended 31 December 2006, the net profit of Huaneng Finance pursuant to the audited financial information prepared in accordance with the PRC Accounting Standard was RMB185,157,244. For the six months ended 30 June 2007, the unaudited net profit of Huaneng Finance amounted to RMB199,272,776. These have indicated a relatively substantial growth of Huaneng Finance’s business. From the making of the investment in Huaneng Finance by the Company in December 2005, and up to 30 August 2007, the Company has already received RMB23,520,000 dividends from Huaneng Finance. In view of these, the Company believes that continuing to invest in Huaneng Finance will let the Company to enjoy the growth of Huaneng Finance and is commercially beneficial to the interest of the Company. By maintaining 20% equity interests in Huaneng Finance after the completion of the Capital Increase, the Company will continue to be entitled to the dividend distribution of Huaneng Finance, thereby it is expected that the Company may in the subsequent financial years increase its profit and raise its earnings per share as a result of the business expansion of Huaneng Finance.

3

The consideration of the Transaction has arrived at after various negotiations and has already taken into account the business conditions and profitability of Huaneng Finance. The Directors believe that the consideration of the Transaction is fair and reasonable and is in the interests of the Company and its shareholders as a whole.

CONNECTED TRANSACTION UNDER HONG KONG LISTING RULES

The Transaction constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Transaction are all less than 2.5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

The Directors (including independent non-executive Directors) are of the opinion that the Capital Increase Agreement is: (i) entered into in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Capital Increase Agreement is in the interests of the Company and of its shareholders as a whole.

DEFINITIONS

“Capital Increase”, “Capital Increase Scheme”	the scheme of increasing the share capital of Huaneng Finance pursuant to the shareholders resolution passed by the shareholders of Huaneng Finance on 29 August 2007.

“Capital Increase Agreement”	the agreement entered into between the Company and Huaneng Finance on 23 October 2007 relating to the subscription of new equity interests in Huaneng Finance;

“Closing”	the closing of the Transaction;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation, the principal business of which includes development, construction and operation of power plants in the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Associates”
the shareholders of Huaneng Finance (other than Huaneng Group and the Company), namely, HIPDC, Beifang Lianhe Power Co. Ltd., (whose principal business includes development, investment construction and operation of power plants), Huaneng Capital Services Co. Ltd. (whose principal business includes provision of asset management services), Yunnan Huaneng Lancangjiang Hydropower Co. Ltd. (the principal business of which includes development of hydropower), Xian Thermal Power Engineering Research Institute Co. Ltd. (the principal business of which includes installation of thermal power facilities for power plants), Huaneng Comprehensive Industrial Co. (the principal business of which includes manufacturing of products relating to power production, communication and environmental protection), Huaneng Energy and

Transportation Industrial Holdings Ltd. (the principal business of which includes construction of transportation infrastructure facilities) and Huaneng Renewable Energy Industrial Holdings Ltd. (the principal business of which includes investing in hydropower and renewable energy projects), all being controlled by Huaneng Group;

“PRC”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

4

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Transaction”	the subscription by the Company of new equity interests in Huaneng Finance pursuant to the Capital Increase Agreement.

By Order of the Board Huaneng Power International, Inc. Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Executive Director)	Qian Zhongwei (Independent non-executive director)
Huang Yongda (Non-executive Director)	Xia Donglin (Independent non-executive director)
Na Xizhi (Executive Director)	Liu Jipeng (Independent non-executive director)
Huang Long (Non-executive Director)	Wu Yusheng (Independent non-executive director)
Wu Dawei (Non-executive Director)	Yu Ning (Independent non-executive director)
Shan Qunying (Non-executive Director)
Ding Shida (Non-executive Director)
Xu Zujian (Non-executive Director)
Liu Shuyuan (Non-executive Director)

Beijing, the PRC 23 October 2007

5

DOCUMENT 4

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT
THE THIRTEENTH MEETING OF THE FIFTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 23 October 2007, the board of directors (the “Board” or “Board of Directors”) of the Company held the thirteenth meeting of the Fifth Session of the Board at the Company’s head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. Fourteen Directors were eligible to attend the meeting. The attendants of the meeting included fourteen Directors, either in person or by proxy, the Supervisors, the Secretary of the Board and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. Mr. Li Xiaopeng, Chairman, presided over the meeting. The following resolutions were considered and passed unanimously at the meeting:

1.	The Third Quarterly Report of 2007 was considered and approved.

2.	The proposal regarding the capital increase of China Huaneng Finance Corporation was considered and approved.

3.	The proposal regarding the appointment of Vice President of the Company was considered and approved.

It was agreed to appoint Mr. Gu Biquan as Vice President of the Company.

It was agreed that Mr. Huang Jian resigned from the position of Vice President of the Company.

The appointment of Mr. Gu Biquan as Vice President of the Company shall take effect from the date upon which he has resigned from the following positions: (1) Deputy Director of the Business Development Department of China Huaneng Group; (2) Vice President of Huaneng International Power Development Corporation; and (3) Secretary to the board of directors of Huaneng International Power Development Corporation.

4.	The proposal regarding the change of the Secretary to the Board of Directors was considered and approved.

It was agreed to appoint Mr. Gu Biquan as the Secretary to the Board of Directors of the Company (also including the position of Company Secretary as referred to under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong).

It was agreed that Mr. Huang Jian resigned from the position of the Secretary to the Board of Directors of the Company (also including the position of Company Secretary as referred to under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

The resignation of Mr. Huang Jian as the Secretary to the Board of Directors of the Company and the appointment of Mr. Gu Beiquan as the Secretary to the Board of Directors of the Company shall take effect on the date upon which (1) Mr. Gu Biquan has resigned from the following positions; (i) Deputy Director of the Business Development Department of China Huaneng Group; (ii) Vice President of Huaneng International Power Development Corporation; and (iii) Secretary to the board of directors of Huaneng International Power Development Corporation; and (2) the approval in respect of appointment of Mr. Gu Biquan as the Secretary to the Board of Directors of the Company by The Stock Exchange of Hong Kong Limited is obtained. Further announcement will be made by the Company in respect of the effective date of the appointment of Mr. Gu Biquan as the Secretary to the Board of Directors of the Company.

1

The Board of Directors of the Company was satisfactory with the performance of Mr. Huang Jian during his service period and expressed heartfelt gratitude to Mr. Huang´s contribution to the Company.

By Order of the Board
Li Xiaopeng
Chairman

As at the date of this announcement, the Board comprises:

Li Xiaopeng	Qian Zhongwei
(Executive Director)	(Independent Non-executive Director)
Huang Yongda	Xia Donglin
(Non-executive Director)	(Independent Non-executive Director)
Na Xizhi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Yusheng
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
23 October 2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Jian

              Name:             Huang Jian

Title:               Company Secretary

Date:    October 24, 2007